Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated June 11, 2018

Registration Statement: No. 333-223133

(Relating to preliminary prospectus

supplement dated June 11, 2018 and

prospectus dated February 21, 2018)

E*TRADE Financial Corporation

$420,000,000 4.500% Senior Notes Due 2028 (the “Notes”)

Terms Applicable to the Notes

Issuer:	E*TRADE Financial Corporation, a Delaware corporation

Expected Ratings: (Moody’s / S&P)*	Baa2/BBB

Security Type:	Senior Unsecured Notes

Pricing Date:	June 11, 2018

Settlement Date (T+7):**	June 20, 2018

Interest Payment Dates:	June 20 and December 20, commencing on December 20, 2018

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Principal Amount:	$420,000,000

Maturity Date:	June 20, 2028

Benchmark Treasury:	2.875% due May 15, 2028

Benchmark Treasury Price / Yield:	99-08+ / 2.961%

Spread to Benchmark Treasury:	155 bps

Yield to Maturity:	4.511%

Coupon:	4.500%

Public Offering Price:	99.912% of the principal amount

Underwriting Discounts or Commissions per note paid by the Issuer:	0.650%

Net Proceeds to the Issuer (after underwriting discounts and commissions, but before deducting offering expenses):	$416,900,400

Optional Redemption:

Make-Whole Call:	On or after December 20, 2018 and prior to March 20, 2028 (three months before the maturity date of the Notes), the Issuer may, at its option, redeem, in whole or in part, some or all of the Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal that would be due but for the redemption if the Notes matured on March 20, 2028 (three months before the maturity date of the Notes) (not including any portion of such payments of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points, plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

Par-Call:	On or after March 20, 2028 (three months before the maturity date of the Notes), the Issuer may redeem some or all of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	269246 BS2 / US269246BS28

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**	It is expected that delivery of the Notes will be made against payment therefor on or about June 20, 2018, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and accompanying preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and accompanying preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and accompanying preliminary prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC toll-free at (800) 999-2000, Wells Fargo Securities, LLC toll-free at (800) 645-3751 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2